SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 13, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

Brasil Telecom Clarifies Bovespa’s Inquiry

In response to the request, subject of the letter dated January 12, 2005, reproduced below:

“The article published by newspaper Valor Econômico, dated January 12, 2005, reports, among other things, that the substitute judge of the 2ª Vara Federal de Itajaí has determined that Brasil Telecom should stop charging customers of the Public Switched Telephone Network the monthly fixed-line subscription rate nationwide.

We require clarifications about the abovementioned article, as well as other information considered important.”

We inform that Brasil Telecom was not notified of the aforesaid judicial decision. Should this materialize, we will evaluate the decision and take appropriate action to repeal it.

We also make clear that Brasil Telecom continues to charge the basic subscription rate, as prescribed by the General Telecommunications Law (Lei Geral de Telecomunicações), by Anatel’s regulation and by its concession contract.

The Company remains opened to any other future clarifications that may be necessary.

Brasília, Brazil, January 13, 2005.

Carla Cico
Investor Relations Officer
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer